Exhibit 4.2

AMENDMENT TO AGREEMENT FOR SERVICES

This Amendment to that certain Agreement entered into by and between Broadband Wireless International Corp., a Nevada Corporation ("Company"), and Securities Compliance Control, LLC ("Consultant"), a Nevada Limited Liability Company.  The effective date of this amendment is September 10, 2003.

WHEREAS, Company is desirous of continuing to engage the services of Consultant, and

WHEREAS, Company has not sufficient funds to pay the past due invoice of Consultant, and its Board of Directors has expressed its willingness and resolved to issue to issue stock to settle accounts with Consultant and provide for an additional retainer; and

WHEREAS,  Consultant is willing to accept shares of Company common stock in payment for its services,

NOW THEREFORE, in consideration of the premises and the mutual covenants and conditions set forth herein below, Consultant and Company hereby agree to the following:

Company hereby offers and Consultant hereby accepts one million (1,000,000) shares of Company common stock registered on Form S-8 within the next ten (10) days, in full payment of all services rendered up to and including even date hereof, such shares valued for the purposes of this agreement at $0.025 per share calculated in accordance with Paragraph 3 of Exhibit 2 "COMPENSATION" of the above referenced Agreement; the balance of such calculated value received at this time as stock hereunder to be applied as a retainer, deemed fully earned, for future services to be rendered for the next sixty days on behalf of Company by Consultant.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

Broadband Wireless International Corporation.

By: ____________________________________________

Dr. Ronald Tripp-President

By: ___________________________________________

Paul Harris-Director, BBAN Board of Directors

CONSULTANT:

Securities Compliance Control, LLC

By: ____________________________________________

Michael Roth-President